NEWS RELEASE 10-16	MAY 12, 2010

FRONTEER GOLD CONTINUES TO REPORT STRONG FINANCIAL RESULTS
AND ADVANCEMENT OF KEY NEVADA GOLD PROJECTS IN Q1

Fronteer Gold Inc. (formerly “Fronteer Development Group”) (FRG – TSX/NYSE Amex) announces financial results and company highlights for the three months ended March 31, 2010 and provides a brief update on project development and corporate activities. All amounts are in Canadian dollars, unless otherwise stated.

“We continued our steady progress during the first quarter in advancing our pipeline of gold projects towards production,” says Fronteer Gold President and CEO Mark O’Dea. “We remain firmly focused on building an enduring gold growth business and made several key advances in the first quarter of 2010. Development work progressed at each of our three key Nevada gold projects, and we continued to see promising results from exploration activities at our Halilaga copper-gold project in Turkey. At the same time, we maintain a strong financial position from which to fund the growth and development of Fronteer Gold.”

HIGHLIGHTS

Cash and short-term deposits at March 31, 2010, totaled $170.3 million, up 15% from $147.9 million at Dec. 31, 2009, while long term investments increased to $22.7 million or 36% from $16.6 million at December 31, 2009.

Recorded net income of $9.8 million or $0.08 per share for the quarter ended March 31, 2010, compared to a net loss of $5.5 million or $0.06 per share for the quarter ended March 31, 2009.

Completed the sale of our 40% interest in the Agi Dagi and Kirazli gold deposits in Turkey, to Alamos Gold Inc. for US$16.0 million and 1,600,000 common shares of Alamos (valued at $12.76 per share), recording a net gain of $18.4 million on the sale.

Continued advancing our three key gold projects in Nevada, with the following highlights:
o

Extended domains of near surface high-grade gold mineralization at Northumberland. Metallurgical results indicate that sulfide gold can be processed with good recoveries (up to 87%) using proven treatment methods.

o	Step-out drilling intersected high-grade, oxide gold mineralization at Long Canyon, demonstrating the deposit's potential for resource growth and enhanced project scope.
o	Intersected additional high-grade, near-surface oxide gold at Sandman. Newmont USA continue to meet earn-in obligations.
Strengthened our development and operations team with the hire of a General Manager for Long Canyon and a Manager of Environmental Permitting for Nevada.

Reported that drilling continues to intersect significant widths of copper-gold mineralization at our Halilaga porphyry project in Turkey. In addition, metallurgical test work indicates that the mineralization responds consistently well to flotation and produced a high-grade concentrate.

Subsequent to March 31, 2010, Fronteer Gold acquired Nevada Eagle Resources LLC, adding 52 properties in total including 44 gold properties to our large Nevada growth pipeline.

UPDATE ON DEVELOPMENT PROJECTS
Fronteer Gold continued to make progress on its key gold development projects in the first quarter of 2010.

Northumberland, Nevada, USA
For the first quarter of 2010, we spent $0.8 million at Northumberland as compared to a revised budget of $5.2 million (US$4.9 million) for Northumberland in 2010. The budget was increased in Q1 to provide for US$756,000 for drilling of additional high-grade targets. During first quarter we announced Northumberland sulphide gold mineralization can be processed with good recoveries using proven treatment methods. We also reported that drilling has further defined and extended high-grade gold mineralization, clearly demonstrating the presence of high-grade gold domains. Work will focus on metallurgical testing to optimize gold recoveries and minimize capital and operating costs; and approximately 2,500 metres of drilling to further define and expand high-grade zones. Engineering and mining studies are also to be completed.

Long Canyon, Nevada, USA
Our 51% share of project expenditures (including non-cash expenses, net of joint venture recoveries) for the first quarter of 2010 were $0.4 million. Our share of planned project expenditures for 2010 is $10.1 million. Drilling resumed in April with two core rigs and two reverse circulation rigs. We expect to complete approximately 45,000 metres of drilling in 2010. An updated independent resource estimate, incorporating approximately 30,000 metres of infill and step-out drilling completed in 2009, is expected by the end of Q2. In first quarter, we reported that 400-metre step-out drilling continues to intersect high-grade, oxide gold mineralization, clearly demonstrating the deposit's potential for resource growth and enhanced project scope. We continue to optimize the project economics through the evaluation and completion of a number of other studies for the project including pit slope evaluations, and an opportunities and risk analysis. Our objective is to advance the project through to pre-feasibility as soon as possible.

Sandman, Nevada, USA
During the first quarter of 2010, Newmont USA expended approximately US$450,000 at Sandman, including the commencement of a 19-hole drill program on the Silica Ridge deposit. Newmont’s planned expenditure for 2010 is US$3 million. We continue to report exceptionally high-grade, near-surface gold intercepts at Sandman. Approval for an expanded Plan of Operations was received in May 2010, which will allow Newmont USA to complete exploration drilling to test up to eight new targets. Ongoing development drilling and additional geotechnical and metallurgical work are also expected in 2010. As of March 31, 2010, Newmont USA has spent approximately US$9.25 million at Sandman out of US$14 million (or 66%) of the required amount to earn an initial 51% interest. To earn its 51% interest, in addition to its expenditures, Newmont USA must make a production decision supported by a bankable feasibility study by June 2011.

Subsequent event – Nevada, USA
Subsequent to March 31, 2010, we acquired 100% of Nevada Eagle LLC which owned various mineral interests in Nevada, for US$4.75 million. Through this transaction, we added 44 gold properties to our large Nevada growth pipeline, reinforcing a commitment to creating value in a jurisdiction that is at the very heart of the company's operations. The portfolio currently generates positive cash-flow from existing lease and option payments. Estimated cash flow from the portfolio in 2010 is US$437,000, in addition to shares in certain partner companies.

GLOBAL PROJECTS
Halilaga, Turkey
Beyond Nevada, our top exploration property is Halilaga in Turkey. In the first quarter, we announced mineralized samples responded consistently well to flotation and produced a high-grade concentrate. We also announced significant widths of copper-gold from recent drilling that extended mineralization over a strike length of 1,200 metres and a width of 400 metres, with thicknesses ranging up to 400 metres. A $2.7 million drill program has been planned for 2010 at Halilaga. Drilling is expected to commence in May. We also anticipate completing a project first resource estimate by year-end. Our 40% share of the Phase I costs are approximately $1.1 million.

Michelin Uranium Project
During the first quarter of 2010, we spent at total of $0.6 million on the Michelin project. In January, the Nunatsiavut government released its draft LUP for public comment. The LUP outlines a mechanism for the approval of major mining projects, including uranium, on Nunatsiavut land. The LUP indicates that the Michelin and Jacques Lake deposits are within areas that can be designated for mining. In 2010, we have a development budget of $3.3 million which will focus on finalizing tailings management options, infrastructure design studies, ongoing environmental baseline studies and continuing community consultation.

SELECTED FINANCIAL DATA
The following selected financial data are derived from our financial statements for the three months ended March 31, 2010 and 2009.

(Expressed in thousands of Canadian dollars,	Three months ended March 31,
except per share amounts)	2010	2009
Net income (loss) for the period	$9,758	$(5,452)
Basic and diluted earnings (loss) per share	$0.08; $0.08	($0.06); ($0.06)
Cash invested in mineral properties, net of joint
venture recoveries	$1,591	$1,427
Cash provided (used) by financing activities	$503	($146)

(Expressed in thousands of Canadian dollars)		As at
	March 31, 2010	December 31, 2009
Cash, cash equivalents and short-term deposits	170,294	147,901
Working capital	167,765	144,493
Total assets	538,790	521,184
Long term liabilities	54,163	51,438
Shareholders’ equity	480,727	464,927

For year three months ended March 31, 2010, we earned $9.8 million, or $0.08 per share, while for the three months ended March 31, 2009, we lost $5.5 million, or $0.06 per share. Contributing to the change year over year was an $18.4 million gain on the sale of the Agi Dagi and Kirazli projects, a loss of $3.7 million on the sale of certain portfolio investments, an increase in stock based compensation expense, wages and benefits  and property investigation costs and the write-down of mineral property costs. In addition, we realized a foreign exchange gain of $1.1 million as a result of a weakening US dollar compared to a foreign exchange loss of $1.3 million in the prior year.

This press release should be read in conjunction with our unaudited consolidated financial statements and Management’s Discussion and Analysis as at March 31, 2010. These documents can be found on the Company’s website (http://www.fronteergold.com) and on SEDAR at www.sedar.com and EDGAR at www.sec.gov/edgar.shtml. Shareholders may receive a copy of the complete unaudited financial statements free of charge upon request.

SHAREHOLDERS APPROVE NAME CHANGE
Subsequent to March 31, 2010, the Company filed articles of amendment under the Business Corporations Act (Ontario) to change its name to "Fronteer Gold Inc." The name change was approved by our shareholders at an annual and special meeting held on May 7, 2010 and took effect on May 10, 2010 following the filing of articles of amendment. We believe the name change better reflects our strategic vision and business goal of becoming a gold producer.

At the opening of business on Thursday, May 13, 2010, trading will continue in the common shares on both the TSX and NYSE-Amex under the new name. There will be no change to the stock symbol. The new CUSIP number is 359032 10 9 and the new ISIN is CA3590321095.

ABOUT FRONTEER GOLD
We intend to become a significant gold producer. Our solid financial position and strong operational team give us the ability to advance our key gold projects through to production. Our future potential production platform includes our Long Canyon, Sandman and Northumberland projects – all located in Nevada, one of the friendliest gold-mining jurisdictions in the world. For further information on Fronteer Gold visit www.fronteergold.com or contact:

Mark O'Dea, President & CEO
Troy Fierro, COO
Sean Tetzlaff, CFO
John Dorward, VP, Business Development
Glen Edwards, Director, Communications
Phone 604-632-4677 or Toll Free 1-877-632-4677

Except for the statements of historical fact contained herein, certain information presented constitutes "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including but not limited to, those with respect to potential expansion of mineralization, potential size of mineralized zone, and size of exploration program involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievement of Fronteer Gold to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, risks related to international operations and joint ventures , the actual results of current exploration activities, conclusions of economic evaluations, uncertainty in the estimation of ore reserves and mineral resources, changes in project parameters as plans continue to be refined, future prices of gold and silver, environmental risks and hazards, increased infrastructure and/or operating costs, labor and employment matters, and government regulation and permitting requirements as well as those factors discussed in the section entitled "Risk Factors" in Fronteer Gold’s Annual Information form and Fronteer Gold’s latest Form 40-F on file with the United States Securities and Exchange Commission in Washington, D.C. Although Fronteer Gold has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Fronteer Gold disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Accordingly, readers should not place undue reliance on forward-looking statements.